UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)

Abeona Therapeutics Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

00289Y107

(CUSIP Number)

 January 1, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00289Y107		13G/A	Page 2 of 22 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 293,518
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 293,518
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 00289Y107		13G/A	Page 3 of 22 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Performance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 217,420
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 217,420
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,420
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00289Y107		13G/A	Page 4 of 22 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Equities LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 00289Y107		13G/A	Page 5 of 22 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Equities II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,348
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,348
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,348
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.009%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 00289Y107		13G/A	Page 6 of 22 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) VGE III Portfolio Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 00289Y107		13G/A	Page 7 of 22 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Equities Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 213,072
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 213,072
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,072
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00289Y107		13G/A	Page 8 of 22 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Long Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00289Y107		13G/A	Page 9 of 22 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Long Fund Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 00289Y107		13G/A	Page 10 of 22 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) O. Andreas Halvorsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 293,518
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 293,518
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 00289Y107		13G/A	Page 11 of 22 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David C. Ott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 293,518
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 293,518
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 00289Y107		13G/A	Page 12 of 22 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rose S. Shabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 293,518
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 293,518
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* IN

Item 1(a). Name of Issuer:

Abeona Therapeutics Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1330 Avenue of the Americas, 33rd Floor

New York, NY 10019

Item 2(a). Name of Person Filing:

Viking Global Investors LP (“VGI”),

Viking Global Performance LLC (“VGP”),

Viking Global Equities LP ("VGE"),

Viking Global Equities II LP ("VGEII"),

VGE III Portfolio Ltd. ("VGEIII"),

Viking Global Equities Master Ltd. (“VGEM”),

Viking Long Fund GP LLC (“VLFGP”),

Viking Long Fund Master Ltd. ("VLFM"),

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")

Items 2(b). Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 55 Railroad Avenue, Greenwich, Connecticut 06830.

Items 2(c). Citizenship:

VGI, VGE and VGEII are Delaware limited partnerships; VGP and VLFGP are Delaware limited liability companies; VGEIII, VGEM and VLFM are Cayman Islands exempted companies; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Common stock ("Common Stock")

Item 2(e).	CUSIP NUMBER: 00289Y107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act

Page 13 of 22 Pages

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
(f)	[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	[ ] Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ] Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

A. VGI

(a)	Amount beneficially owned: 293,518
(b)	Percent of Class: 0.6%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 293,518
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 293,518

VGI provides managerial services to VGE, VGEII, VGEIII, VGEM and VLFM. VGI has the authority to dispose of and vote the shares of Common Stock.

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGE, VGEII, VGEIII, VGEM and VLFM. VGI does not directly own any shares of Common Stock.

Page 14 of 22 Pages

VGI beneficially owns 293,518 shares of Common Stock consisting of (i) 4,348 shares of Common Stock directly and beneficially owned by VGEII, (ii) 213,072 shares of Common Stock directly and beneficially owned by VGEM and (iii) 76,098 shares of Common Stock directly and beneficially owned by VLFM.

B. VGP

(a)	Amount beneficially owned: 217,420
(b)	Percent of Class: 0.5%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 217,420
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 217,420

VGP, as the general partner of VGE and VGEII, has the authority to dispose of and vote the shares of Common Stock directly owned by VGE and VGEII. VGP serves as investment manager to VGEIII and VGEM and has the authority to dispose of and vote the shares of Common Stock directly owned by VGEIII and VGEM. VGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGP may be deemed to beneficially own the shares of Common Stock directly held by VGE, VGEII, VGEIII and VGEM.

VGP beneficially owns 217,420 shares of Common Stock consisting of (i) 4,348 shares of Common Stock directly and beneficially owned by VGEII and (ii) 213,072 shares of Common Stock directly and beneficially owned by VGEM.

C. VGE

(a)	Amount beneficially owned: 0
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

Page 15 of 22 Pages

As of January 1, 2019, VGE invests substantially all of its assets in VGEM. VGE does not have the authority to dispose of and vote the shares of Common Stock directly owned by VGEM.

D. VGEII

(a)	Amount beneficially owned: 4,348
(b)	Percent of Class: 0.009%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,348
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,348

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

E. VGEIII

(a)	Amount beneficially owned: 0
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

As of January 1, 2019, VGEIII invests substantially all of its assets in VGEM. VGE III does not have the authority to dispose of and vote the shares of Common Stock directly owned by VGEM. Viking Global Equities III Ltd. (a Cayman Islands exempted company) invests substantially all of its assets through VGEIII.

F. VGEM

(a)	Amount beneficially owned: 213,072
(b)	Percent of Class: 0.4%
(c)	Number of shares as to which such person has:

Page 16 of 22 Pages

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 213,072
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 213,072

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. VGE and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGEIII, invest substantially all of their assets in VGEM.

G. VLFGP

(a)	Amount beneficially owned: 76,098
(b)	Percent of Class: 0.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 76,098
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 76,098

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the shares of Common Stock directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM.

H. VLFM

(a)	Amount beneficially owned: 76,098
(b)	Percent of Class: 0.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 76,098
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 76,098

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides

Page 17 of 22 Pages

managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate LP (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

I. O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a)	Amount beneficially owned: 293,518
(b)	Percent of Class: 0.6%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 293,518
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 293,518

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC, general partner of VGI, VGP and VLFGP have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI, VGP and VLFGP. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGE, VGEII, VGEIII, VGEM and VLFM.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 293,518 shares of Common Stock consisting of (i) 4,348 shares of Common Stock directly and beneficially owned by VGEII, (ii) 213,072 shares of Common Stock directly and beneficially owned by VGEM and (iii) 76,098 shares of Common Stock directly and beneficially owned by VLFM.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent H

olding Company.

Page 18 of 22 Pages

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Page 19 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

/s/ O. ANDREAS HALVORSEN

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD.

/s/ DAVID C. OTT

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD.

/s/ ROSE S. SHABET

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD.

Page 20 of 22 Pages

EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 10th day of January, 2019, by and among Viking Global Investors LP, Viking Global Performance LLC, Viking Global Equities LP, Viking Global Equities II LP, VGE III Portfolio Ltd., Viking Global Equities Master Ltd., Viking Long Fund GP LLC, Viking Long Fund Master Ltd., O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties hereby agree to jointly prepare and file a Schedule 13G with respect to Abeona Therapeutics Inc., as well as any amendments thereto, pursuant to the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: January 10, 2019

/s/ O. ANDREAS HALVORSEN

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP,VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD.

/s/ DAVID C. OTT

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP,VGE III PORTFOLIO LTD. and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD.

/s/ ROSE S. SHABET

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP, VGE III PORTFOLIO LTD. and VIKING

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GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD.

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